Exhibit 99.1

PRESS RELEASE
February 19, 2025 at 7:00 am ET

Gambling.com Group Announces Preliminary Record 2024 Fourth Quarter Revenue of Approximately $35.2 Million, Net Income of Approximately $7.8 Million and Adjusted EBITDA of Approximately $14.7 Million

Introduces 2025 Guidance for Revenue of $170 to $174 Million
and Adjusted EBITDA of $67 to $69 Million

Will Report 2024 Fourth Quarter and Full Year Results
on March 20 and Host Conference Call and Webcast

Charlotte, NC, February 19, 2025 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a fast-growing provider of digital marketing services for the global online gambling industry, today provided select preliminary financial results for the fourth quarter and full year periods ended December 31, 2024. In addition, the Company introduced 2025 revenue and Adjusted EBITDA guidance as detailed below.

Preliminary 2024 Fourth Quarter Results:
•Total revenue of approximately $35.2 million
•Net Income of approximately $7.8 million
•Adjusted EBITDA of approximately $14.7 million, representing an Adjusted EBITDA margin of 42%1
•Cash flow generated by operating activities of approximately $13.6 million
•Free Cash Flow of approximately $13.1 million1

Preliminary 2024 Full Year Results:
•Total revenue of approximately $127.1 million
•Net Income of approximately $30.5 million
•Adjusted EBITDA of approximately $48.5 million, representing an Adjusted EBITDA margin of 38%1
•Cash flow generated by operating activities of approximately $37.6 million
•Free Cash Flow of approximately $41.5 million1

“Our preliminary, record 2024 fourth quarter and full year results surpassed expectations due to our relentless focus on execution and the ability of our global portfolio of websites to continuously drive valuable, high intent traffic to our customers in a capital efficient manner,” said Gambling.com Group co-founder and CEO, Charles Gillespie. “Our operating performance continues to be led by the strong growth trajectory and attractive unit economics of iGaming revenue across all our operating regions. As reflected in our initial revenue and Adjusted EBITDA guidance for 2025, we are confident that our great positioning will drive yet another year of record performance with impressive continued revenue, Adjusted EBITDA and Free Cash Flow growth.”

The preliminary unaudited results provided in this release are derived from preliminary internal financial reports and are subject to revision based on the Company’s procedures and controls associated with the completion of its 2024 fourth quarter and full year financial reporting.

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1.Represents non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

2025 Outlook

The Company today also introduced full year 2025 guidance for revenue of between $170 million and $174 million and Adjusted EBITDA of between $67 million and $69 million.

The Company’s guidance assumes:
•Incremental Adjusted EBITDA contributions of approximately $14.5 million related to the acquisition of Odds Holdings, Inc. that was completed on January 1, 2025.
•While online sports betting is expected to begin in Missouri in the second half of 2025, the Company’s guidance policy excludes any benefits from new state launches until such time as a definitive start date is announced by the appropriate regulatory body.
•An average EUR/USD exchange rate of 1.05 throughout 2025.

2024 Fourth Quarter Conference Call and Webcast

Gambling.com Group will release its 2024 fourth quarter and full year results before the market opens on Thursday, March 20, 2025, and host a conference call and simultaneous webcast at 8:00 AM ET that day. During the call, Gambling.com Group Chief Executive Officer and Co-Founder, Charles Gillespie, and Chief Financial Officer, Elias Mark, will review the Group’s financial results and provide a business update, followed by a question-and-answer session. .

Conference Call / Webcast Details

Date/Time:	Thursday, March 20, 2025, at 8:00 a.m. ET
Webcast:	https://www.webcast-eqs.com/register/Gamb032025/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	+1 201-389-0918

To access, please dial in approximately 10 minutes before the start of the call. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events. Information contained on the Company’s website is not incorporated into this press release.

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For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com, 212-835-8500
Media: Eddie Motl, Gambling.com Group, media@gdcgroup.com
About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the “Group”) is a fast-growing provider of digital marketing services for the global online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com, and RotoWire.com. Gambling.com Group owns and operates more than 50 websites in 10 languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry. The Group’s OddsJam platform provides a suite of tools and services to assist consumers and enterprises in sports betting
Use of Non-IFRS Measures

This press release contains certain non-IFRS financial measures, such as EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to our preliminary full year 2024 results and the financial performance, forecasts, and outlook for 2025, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2024, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.
Supplemental Information
Rounding
We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA, Adjusted EBITDA from net income for the period attributable to shareholders (in millions USD, unaudited):

	Quarter Ended December 31, 2024	Year Ended December 31, 2024
Net income for the period attributable to the shareholders	7.8	30.5
Add Back:
Interest expense on borrowings and lease liability	0.6	1.5
Interest income	—	(0.1)
Income tax charge	1.1	3.5
Amortization and depreciation expense	1.8	5.8
EBITDA	11.3	41.2
Share-based payment and related expense	1.2	4.9
Fair value movement on contingent consideration	—	—
Unwinding of deferred consideration	0.2	1.3
Foreign currency translation (gains) losses	—	(1.3)
Other finance results	0.1	0.2
Acquisition related costs	1.9	2.1
Other transaction related costs	—	0.1
Adjusted EBITDA	14.7	48.5

Below is the Adjusted EBITDA Margin calculation for the period (in millions USD, unaudited):

	Quarter Ended December 31, 2024	Year Ended December 31, 2024
Revenue	35.2	127.1
Adjusted EBITDA	14.7	48.5
Adjusted EBITDA Margin	42%	38%

In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.
Free Cash Flow

Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures. In the second quarter of 2024, the Company changed its definition of free cash flow to exclude from capital expenditures the cash flows related to asset acquisitions, in addition to cash flows related to business combinations. Previously, cash flows related to business combinations but not asset acquisitions were excluded from capital expenditures. The Company believes that this more appropriately reflects the measurement of free cash flow as it includes capital expenditures related to internal development, ongoing maintenance and acquisition of property and equipment in the ordinary course of business but excludes discretionary acquisitions.

We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow, as we define it, also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities (in millions USD, unaudited):

	Quarter Ended December 31, 2024	Year Ended December 31, 2024
Cash flows generated by operating activities	13.6	37.6
Adjustment for items presented in operating activities:
Payment of deferred consideration	—	7.1
Adjustment for items presenting in investing activities:
Capital Expenditures (1)	(0.5)	(3.2)
Free Cash Flow	13.1	41.5
(1) Capital expenditures are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions, as described above.